Exhibit 99.2

Centogene N.V.

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2019 and 2020

(in EUR k)

	Note	2019	2020
Revenue	4, 5	10,715	12,105
Cost of sales		6,744	7,018

Gross profit		3,971	5,087

Research and development expenses		1,701	2,691
General administrative expenses		5,910	7,898
Selling expenses		2,011	2,326
Other operating income	6.1	1,098	945
Other operating expenses	6.2	342	1,275

Operating loss		(4,895)	(8,158)

Interest and similar income		8	—
Interest and similar expense		220	449

Financial costs, net		(212)	(449)

Loss before taxes		(5,107)	(8,607)
Income tax expenses		174	129

Loss for the period		(5,281)	(8,736)

Other comprehensive income, all attributable to equity holders of the parent		2	76
Total comprehensive loss		(5,279)	(8,660)

Attributable to:
Equity holders of the parent		(5,210)	(8,599)
Non-controlling interests		(69)	(61)
		(5,279)	(8,660)

Loss per share - Basic and diluted (in EUR)		(0.33)	(0.43)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Centogene N.V.

Unaudited interim condensed consolidated statements of financial position as at December 31, 2019 and March 31, 2020

(in EUR k)

Assets	Note	Dec 31, 2019	Mar 31, 2020

Non-current assets

Intangible assets		14,145	14,518
Property, plant and equipment		8,376	8,709
Right-of-use assets		24,932	24,710
Other assets		1,948	2,098
		49,401	50,035

Current assets

Inventories		1,809	5,849
Trade receivables	7	16,593	14,646
Other assets	7	8,612	8,890
Cash and cash equivalents	8	41,095	33,381
		68,109	62,766
		117,510	112,801

Equity and liabilities	Note	Dec 31, 2019	Mar 31, 2020

Equity

Issued capital	9	2,383	2,383
Capital reserve	9	98,099	99,156
Retained earnings and other reserves		(40,622)	(49,221)
Non-controlling interests		(938)	(731)
		58,922	51,587

Non-current liabilities

Non-current loans	10.1	1,578	768
Lease liabilities	10.1	18,069	18,826
Deferred tax liabilities		—	121
Government grants	10.2	9,941	9,773
		29,588	29,488

Current liabilities

Government grants	10.2	1,348	1,364
Current loans	10.1	3,688	3,852
Lease liabilities	10.1	3,635	3,625
Trade payables	10.2	8,554	10,173
Other liabilities	10.2	11,775	12,712
		29,000	31,726
		117,510	112,801

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Centogene N.V.

Unaudited interim condensed consolidated statements of cash flows for the three months ended March 31, 2019 and 2020

(in EUR k)

	Note	2019	2020

Operating activities

Loss before taxes		(5,107)	(8,607)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	5	1,397	2,084
Interest income		(8)	—
Interest expense		220	449
Expected credit loss allowances on trade receivables and contract assets	6.2, 7	340	1,174
Share-based payment expenses	11	2,633	1,057
Other non-cash items		(268)	(192)

Changes in operating assets and liabilities
Inventories		(275)	(4,040)
Trade receivables	7	(2,073)	773
Other assets	7	(967)	(234)
Trade payables	10.2	507	1,619
Other liabilities	10.2	328	1,751

Cash flow used in operating activities		(3,273)	(4,166)

Investing activities

Cash paid for investments in intangible assets	5	(1,113)	(1,191)
Cash paid for investments in property, plant and equipment		(441)	(644)
Grants received for investment in property, plant and equipment	10.2	—	207
Interest received		8	—

Cash flow used in investing activities		(1,546)	(1,628)

Financing activities
Cash received from loans	10.1	1,864	414
Cash repayments of loans	10.1	(451)	(1,060)
Cash repayments of lease liabilities	10.1	(461)	(1,044)
Interest paid		(220)	(230)

Cash flow generated from/(used in) financing activities		732	(1,920)

Changes in cash and cash equivalents		(4,087)	(7,714)
Cash and cash equivalents at the beginning of the period		9,222	41,095
Cash and cash equivalents at the end of the period		5,135	33,381

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Centogene N.V.

Unaudited interim condensed consolidated statements of changes in equity for the three months ended March 31, 2019 and 2020

		Attributable to the owners of the parent
in EUR k	Note	Issued capital	Capital reserve	Currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of January 1, 2019		1,903	45,342	(16)	(19,948)	27,281	(757)	26,524

Loss for the period		—	—	—	(5,212)	(5,212)	(69)	(5,281)
Other comprehensive loss		—	—	2	—	2	—	2
Total comprehensive loss		—	—	2	(5,212)	(5,210)	(69)	(5,279)

Share-based payments	11	—	181	—	—	181	—	181

As of March 31, 2019		1,903	45,523	(14)	(25,160)	22,252	(826)	21,426

		Attributable to the owners of the parent
in EUR k	Note	Issued capital	Capital reserve	Currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of January 1, 2020		2,383	98,099	—	(40,622)	59,860	(938)	58,922

Loss for the period		—	—	—	(8,675)	(8,675)	(61)	(8,736)
Other comprehensive loss		—	—	76	—	76	—	76
Total comprehensive loss		—	—	76	(8,675)	(8,599)	(61)	(8,660)

Share-based payments	11	—	1,057	—	—	1,057	—	1,057
Disposal of non-wholly owned subsidiary	6.2, 7	—	—	—	—	—	268	268

As of March 31, 2020		2,383	99,156	76	(49,297)	52,318	(731)	51,587

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

1                      General company information

Centogene N.V. (“the Company”) and its subsidiaries focus on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

On November 7, 2019, the Company completed an initial public offering (“IPO”) and is listed on Nasdaq Global Market under stock code “CNTG”. 4 million common shares with a nominal value of EUR 0.12 per share were sold at a public offering price of USD 14 per share (i.e. EUR 12.58 per share), for aggregate net offering proceeds, after deducting underwriting discounts and commissions, of EUR 47 million.  In connection with the IPO, common shares and preference shares of Centogene AG, the previous parent holding company of the Group and the principal operating subsidiary were exchanged to common shares of Centogene B.V., and Centogene B.V. changed its legal form and became Centogene N.V. and common shares of Centogene B.V. were converted to common shares of Centogene N.V.   As a result, Centogene N.V. became the holding company with 100% interest in Centogene AG since November 12, 2019.  Centogene N.V. is a public company with limited liabilities incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and trade register number 72822872.

2                      Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2019 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018 and 2019 and for the three years ended December 31, 2019.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020 (see note 3). The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations apply for the first time in 2020, but do not have an impact on the interim condensed consolidated financial statements of the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Group’s functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

3                      Effects of new accounting standards

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Group since the amendment mainly clarifies the definition.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

Other new accounting standards

In addition to Amendments to IAS 1 and IAS 8: Definition of Material, the following other amendments and interpretations also apply for the first time in 2020:

•                  Amendments to IFRS 3: Definition of a Business

•                  Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

•                  References to the Conceptual Framework for Financial Reporting issued on 29 March 2018

These amendments and new standards had no impact on the consolidated financial statements of the Group.

4                      Revenues from contracts with customers

	Three months ended March 31, 2019
in EUR k	Pharmaceutical	Diagnostics	Total

Rendering of services	3,806	6,585	10,391
Sales of goods	324	—	324
Total Revenues from contracts with external customers	4,130	6,585	10,715

Recognized over time	3,456	6,585	10,041
Recognized at a point in time	674	—	674
Total Revenues from contracts with external customers	4,130	6,585	10,715

Geographical information
Europe	2	1,528	1,530
- Germany*	—	62	62
Middle East	—	3,522	3,522
- Saudi Arabia#	—	1,687	1,687
North America	4,128	677	4,805
- United States#	4,128	408	4,536
Latin America	—	638	638
Asia Pacific	—	220	220
Total Revenues from contracts with external customers	4,130	6,585	10,715

* country of the incorporation of Centogene AG

# countries contributing more than 10% of the Group’s  total consolidated revenues for the three months ended March 31, 2019

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

	Three months ended March 31, 2020
in EUR k	Pharmaceutical	Diagnostics	Total

Rendering of services	4,274	7,555	11,829
Sales of goods	276	—	276
Total Revenues from contracts with external customers	4,550	7,555	12,105

Recognized over time	4,274	7,555	11,829
Recognized at a point in time	276	—	276
Total Revenues from contracts with external customers	4,550	7,555	12,105

Geographical information
Europe	44	1,617	1,661
- Germany*	19	73	92
- Netherlands**	—	3	3
Middle East	3	4,415	4,418
- Saudi Arabia#	—	3,033	3,033
North America	4,503	620	5,123
- United States#	4,503	471	4,974
Latin America	—	746	746
Asia Pacific	—	157	157
Total Revenues from contracts with external customers	4,550	7,555	12,105

* country of the incorporation of Centogene AG

** country of the incorporation of Centogene N.V.

# countries contributing more than 10% of the Group’s  total consolidated revenues for the three months ended March 31, 2020

We collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2019 and 2020. In addition, in cases where our pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics segment is based on the location of each customer.

During the three months ended March 31, 2020, revenues from one pharmaceutical partner represented 26.4% of the Group’s total revenues (the three months ended March 31, 2019: 27.4%).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

During the three months ended March 31, 2019, we have entered into a collaboration with an existing pharmaceutical partner, of which upfront fees totaling EUR 350k, representing the transaction price allocated to the one-off transfer of the Group’s intellectual property, were received and recognized as revenues.  No such revenues were recognized in the three months ended March 31, 2020.

The Group recognized impairment losses on receivables and contract assets arising from contracts with customers, included under Other operating expenses in the consolidated statement of comprehensive loss, amounting to EUR 1,174k for the three months ended March 31, 2020 (for the three months ended March 31, 2019: EUR 340k).

5                      Segment information

	Three months ended March 31, 2019
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	4,130	6,585	—	10,715

Adjusted EBITDA	2,944	11	(3,820)	(865)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	7	20	414	441
Additions to intangible assets	768	—	345	1,113

Other segment information
Depreciation and amortization	256	524	617	1,397
Research and development expenses	—	—	1,701	1,701

	Three months ended March 31, 2020
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	4,550	7,555	—	12,105

Adjusted EBITDA	2,608	87	(7,712)	(5,017)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	—	817	587	1,404
Additions to intangible assets	1,002	—	189	1,191

Other segment information
Depreciation and amortization	564	544	976	2,084
Research and development expenses	—	—	2,691	2,691

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

Adjustments

Corporate expenses, depreciation and amortization, interest and similar income and expenses, as well as share-based payment expenses are not allocated to individual segments as the underlying instruments are managed on a group basis. Current taxes and deferred taxes are allocated to Corporate as they are also managed on a group basis.

Increases in corporate expenses for the three months ended March 31, 2020 are mainly due to our continued international growth and business expansion.  The increase is also due to the costs of operating as a public company, such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors’ and officers’ insurance premiums.  Corporate expenses for the three months ended March 31, 2019 also included expenses incurred in relation to the IPO as described in note 1 of EUR 109k (included in General Administrative Expenses).  No such expenses incurred in the three months ended March 31, 2020.

Capital expenditure consists of additions of property, plant and equipment, right-of-use assets and intangible assets.  All of such assets are located in Germany, which is the country of the registered office of the Company, except for property, plant and equipment of EUR 276k  (December 31, 2019: EUR 286k) and right-of-use assets of EUR 960k  (December 31, 2019: EUR 1,042k), which is located in the United States.

Reconciliation of segment Adjusted EBITDA to Group loss for the period

For the three months ended March 31	2019	2020
Reported segment Adjusted EBITDA	2,955	2,695
Corporate expenses	(3,820)	(7,712)
	(865)	(5,017)
Share-based payment expenses	(2,633)	(1,057)
Depreciation and amortization	(1,397)	(2,084)
Operating loss	(4,895)	(8,158)
Financial costs, net	(212)	(449)
Income tax expenses	(174)	(129)
Loss for the three months ended March 31	(5,281)	(8,736)

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

6                      Other income and expenses

6.1                     Other operating income

	For the three months ended March 31
in EUR k	2019	2020
Government grants	967	702
Income from the reversal of provisions	89	—
Others	42	243
Total other operating income	1,098	945

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants.

6.2                     Other operating expenses

	For the three months ended March 31
in EUR k	2019	2020
Currency losses	2	—
Expected credit loss allowances on trade receivables	340	1,174
Others	—	101
Total other operating expenses	342	1,275

Considering the impact of COVID-19 pandemic to the global economy and the unforeseeable potential  magnitude of the ultimate disruptions to different businesses, the Group has taken such into consideration when assessing the credit risk, in particular regarding the MENA region for the diagnostic segment as it represents the majority of that segment’s revenue.  Such assessment resulted in additional credit loss of EUR 1,174k for the three months ended March 31, 2020 (the three months ended March 31, 2019: EUR 340k). See also note 7.

During the three months ended March 31, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders at a consideration of EUR 213k, among which EUR 200k is to be paid over a period of four years (and included in other assets, see note 7).   The related non-controlling interest of EUR 268k (accumulated share of loss) were debited to profit or loss and the sale resulted in a loss of EUR 101k.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

7                      Trade and other receivables and other assets

in EUR k	Dec 31, 2019	Mar 31, 2020
Non-current
Other assets — Rental deposits	1,948	1,948
Other assets — Others	—	150
	1,948	2,098
Current
Trade receivables	12,709	11,089
Contract assets	3,884	3,557
Receivables due from shareholders	2,766	2,766
Other assets	5,846	6,124
	25,205	23,536

Total non-current and current trade and other receivables and other assets	27,153	25,634

Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally due in 30 to 90 days.  In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets.

Considering the potential impact of COVID-19 to the economy, the Group has re-assessed the credit loss rates in relation to the outstanding trade receivables and contract assets as follows:

in EUR k	Dec 31, 2019	Mar 31, 2020
Not past due	11,102	9,725
Past due 1-30 days	1,113	1,084
Past due 31-90 days	1,708	2,031
Past due more than 90 days	5,005	5,315
Total Gross amount of trade receivables and contract assets	18,928	18,155

Expected credit loss rate
Not past due	0.3%	0.3%
Past due 1-30 days	1.0%	1.3%
Past due 31-90 days	1.2%	1.6%
Past due more than 90 days	45.4%	64.7%
Expected credit loss rate on total gross trade receivables and contract assets	12.3%	19.3%

Expected credit loss	2,335	3,509

Receivables due from shareholders

In 2016, the Group established a virtual share option program (“2016 VSOP”) under Centogene AG that entitles the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group.  Upon the completion of IPO in November 2019, all options granted under the option program were vested immediately in full, and the holders of vested options are entitled to receive a direct cash payment from the Company according to the calculation as stipulated in the program, which is determined based on the IPO price of the shares of Centogene N.V. and the exercise prices of the vested options.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

The payable by the Group to the holders of vested options was recorded as a liability with a carrying amount of EUR 2,766k (December 31, 2019: EUR 2,766k) (see note 10.2).

As the payment to the option holders will be reimbursed by the original shareholders to the Company, a respective receivable against shareholders was recorded.  Such receivables were considered as additional capital from shareholders and recorded against equity (capital reserve).

Other assets

The non-current portion of other assets include cash deposit of EUR 1,500k (used to secure a bank guarantee of EUR 3,000k) relating to the leases of Rostock headquarters building, rental deposits of EUR 257k relating to the leases of Berlin offices and EUR 191k for the leases of certain plant and machineries.   It also includes the consideration receivable for the sale of LPC of EUR 213k, among which EUR 150k is due after 1 year (see note 6.2).

The current portion of other assets also include VAT receivables of EUR 1,744k (December 31, 2019: EUR 1,311k), prepaid expenses of EUR 2,834k (December 31, 2019: EUR 3,481k) as well as receivables from grants of EUR 743k (December 31, 2019: EUR 409k).

8                      Cash and short-term deposits

As of March 31, 2020, the Group has pledged its short-term deposits with carrying amount of EUR 1,500k (December 31, 2019: EUR 1,500k) and EUR 2,500k (December 31, 2019: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 500k (December 31, 2019: EUR nil) related to another overdraft facility up to EUR 500k.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

9                      Equity

As discussed in note 1, Centogene N.V. became the parent holding company of the Group on November 12, 2019 as part of the IPO process.  All share, per-share and related information presented in the financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the share split resulting from the reorganization.

Capital reserve

As of March 31, 2020, capital reserve included a share premium of EUR 90,297k, being amounts contributed by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

In addition, it also included amounts recorded in respect of share-based payments. For additional information on the share-based payments, see note 11.

10               Financial liabilities

10.1              Interest-bearing liabilities

in EUR k	Dec 31, 2019	Mar 31, 2020
Non-current liabilities
Non-current portion of secured bank loans	968	768
Municipal loans	610	—
Total non-current loans	1,578	768
Lease liabilities	18,069	18,826
Total non-current liabilities	19,647	19,594

Current liabilities
Current portion of secured bank loans	802	802
Bank overdrafts	2,636	3,050
Municipal loans	250	—
Total current loans	3,688	3,852
Current portion of lease liabilities	3,635	3,625
Total current liabilities	7,323	7,477

Total non-current and current liabilities	26,970	27,071

As of March 31, 2020, short-term cash deposits of EUR 1,500k (December 31, 2019: EUR 1,500k) were used to secure the secured bank loan outstanding (see note 8).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing liabilities as of March 31, 2020 and December 31, 2019 have the following conditions:

				Dec 31, 2019		Mar 31, 2020
in EUR k	Currency	Nominal interest rate	Maturity	Nominal amount	Carrying amount	Nominal amount	Carrying amount
Secured bank loan	EUR	3.95%	2018-25	1,770	1,770	1,570	1,570
Municipal loan	EUR	8.25%; plus 1.5% profit-related; 0.75% on losses	2018-23	500	500	—	—
Municipal loan	EUR	8%; plus 1.5% profit-related; 0.75% on losses	2021	360	360	—	—
Bank overdrafts	EUR	4.46%	2022	476	476	476	476
Bank overdrafts	EUR	3.75%	Rollover	2,160	2,160	2,094	2,094
Bank overdrafts	EUR	3.59%	Rollover	—	—	480	480
Lease liabilities	EUR	3.5%*, 5.4%-8.9%	2017-31	21,704	21,704	22,451	22,451
Total interest-bearing financial liabilities				26,970	26,970	27,071	27,071

* represents the incremental borrowing rate of the Group at the commencement of the leases

The bank overdrafts of EUR 2,094k as of March 31, 2020 (December 31, 2019: EUR 2,160k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2019: EUR 2,500k) (see note 8). The bank overdrafts of EUR 476k (December 31, 2019: EUR 476k) were secured by guarantees provided by certain of the Company’s shareholders as of December 31, 2019, and were released providing security over a short-term deposit with a carrying amount of EUR 500k subsequent to the year end (see note 8).

The municipal loan due to MBMV (Mittelständische Bürgschaftsbank Mecklenburg-Vorpommern) of EUR 860k outstanding as of December 31, 2019 was secured by guarantees provided by the Group’s shareholders, and were released upon full repayment in February 2020.

10.2              Trade payables and other liabilities

in EUR k	Dec 31, 2019	Mar 31, 2020
Trade payables	8,554	10,173
Government grants (deferred income)	11,289	11,137
Liability for Virtual Stock Option Program	2,769	2,766
Contract liabilities	3,748	3,523
Others	5,258	6,423
Trade payables and other liabilities	31,618	34,022
Non-current	9,941	9,773
Current	21,677	24,249

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, “Verbesserung der regionalen Wirtschaftsstruktur” (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. Additional grants received during the three months ended March 31, 2020 are related to the purchase of certain items of property, plant and equipment amounted to EUR 207k (the three months ended March 31, 2019: EUR nil).

In addition, other liabilities include personnel-related liabilities for vacation and bonuses totaling EUR 2,734k (December 31, 2019: EUR 2,264k) as well as liabilities for wage and church tax of EUR 356k (December 31, 2019: EUR 376k). Other liabilities as of December 31, 2019 also include costs relating to IPO of EUR 565k.

11               Share-based payments

At March 31, 2020 the Group had the following share-based payment arrangements.

(i)                                    Equity share option - Replacement (ESOP 2017)

In 2017, the Group established a second virtual share option program (“2017 VSOP”) that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group.

In  connection with the IPO (see note 1), a transfer agreement was entered into between the holders of the 2017 VSOP, Centogene AG and the Company in November 2019, under which the 2017 VSOP was terminated, and the option holders were granted new share options of the Centogene N.V. (“ESOP 2017”). The number of options granted to each holder under ESOP 2017 was based on the number of options granted to them under 2017 VSOP  and the IPO price of Centogene N.V. Accordingly, 805,308 new share options were granted pursuant to the Centogene N.V. Long-term Incentive Plan, with each option representing one common share of Centogene N.V., and an exercise price equal to the nominal value of the share of Centogene N.V., which is EUR 0.12.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

The options were considered vested upon the completion of the IPO, but are not exercisable in the first 180 days subsequent to the listing (lock-up period).

The contractual life for the share options as at March 31, 2020 is 9.7 years (December 31, 2019: 10 years).

The fair value of share options issued under ESOP 2017 are equity-settled and the fair value of the options were fully recognized in equity under capital reserve on the date of grant.

(ii)                                Equity share option 2019 (ESOP 2019)

In 2019, an agreement was entered into between the Company and an individual of the Supervisory Board. According to this agreement, a total of 396,522 options, each option representing one common share, were granted pursuant to the  Centogene N.V. Long-term Incentive Plan to the individual Supervisory Board member with exercise price equaling to the  IPO price, which is EUR 12.58 per option, on the date of the IPO of the Company. The vesting period shall be three years  commencing on the day of grant, where one-third of the granted options shall be vested at the end of each year of grant, and  the first year ending on March 31, 2020.

The contractual life for the share options as at December 31, 2019 is ten years and the weighted average fair value of  options outstanding was EUR 9.08. The share options issued under “ESOP 2019” will be equity-settled and the fair value of  the options were recognized in equity under capital reserve, based on the fair value on the date of grant, and will be charged  to profit or loss over the vesting period.  For the three months ended March 31, 2020, the Group recognized EUR 1,057k of share-based payment expense in the statement of comprehensive income.

For the three months ended March 31, 2019, the Group recognized EUR 2,633k of share-based payment expense in the statement of comprehensive income in relation to the cash-settled virtual share option programs of Centogene AG, which were cancelled upon completion of IPO.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

12               Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to expansion of Rostock headquarters and leasing of Hamburg laboratory that have not yet commenced as at March 31, 2020. The future lease payments and utilities for these non-cancellable lease contracts are EUR 103k within one year, EUR 1,669k within five years and EUR 5,324k thereafter.

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 36k within one year (December 31, 2019: EUR 72k) and EUR 36k within five years (December 31, 2019: 36k).

Future payment obligations

As of March 31, 2020, the Group concluded agreements with suppliers, for goods and services to be provided subsequent to March 31, 2020 with a total payment obligation of approximately EUR 778k (December 31, 2019: EUR 802k).

13               Contingent Liabilities

In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht (“UMCU”) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On November 8, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at EUR 880k.

The Company intends to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of March 31, 2020. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective insurance coverage.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

14               Subsequent Event

Impact of COVID-19

The COVID-19 pandemic, which began in December 2019 in China, has spread across the globe and caused significant disruptions to the society and economy.  Different measures, such as quarantines, maintaining social distance, travel restrictions, closure of borders etc. have been implemented by many governments only with the aim to avoid continuous outbreak of the disease.

As part of the Company’s initiative to help local, national and international authorities in their efforts to the earliest possible diagnosis of COVID-19 and thereby contribute to allowing societies to return to a “new” normal, the Company has commenced testing for COVID-19 in March 2020.  Starting from the Mecklenburg-Western Pomerania region of Germany focusing on employees and essential workers in Rostock, the Company further expands the test offering to nursing homes as well as to high school students in Germany.  Since May 2020, the Company is offering its tests to the rest of the world in accordance with local rules and regulations. Some of these initiatives are offered free of charge by the Company, while some of them are in collaboration with state government and other companies.

To support the expansion of test offering, the Company acquired laboratory facilities and equipment for a total consideration of EUR 1,800k and leased laboratory space in Hamburg, Germany, in April 2020. The lease is charged at a fixed rate and covers a fixed period of five years, with an option to extend. Such lease contract is accounted for under IFRS 16 and accordingly right-of-use assets and lease liabilities of approximately EUR 450k will be recognized.  In addition, the Company commenced the production and distribution of a sample collection kit for COVID-19 test, CentoSwab.

In addition to its development and testing efforts, as the global COVID-19 pandemic continues to evolve, the Company has continuously been monitoring the situation and has taken a series of measures to protect the employees and safeguard the operations.  By the end of May 2020, the Company was able to enable most of the employees to return and work at the office by implementing regular testing.

Although the Company is taking a series of measures aiming to minimize the disruptions to the business and operations and the provision of testing for the COVID-19 virus is anticipated to generate additional revenues to the Company, the impact of the pandemic to the global economy, international trade and business activities may also have a negative impact to its operating results.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020

In particular, they could result in increased costs of execution with regards to operational plans. In addition, COVID-19 may disrupt our supply chain, particularly as it relates to the United States (from where a significant proportion of our sequencing products are sourced) as well other countries in which we operate and from where we receive tests, and otherwise adversely affect international trade and business activities.  The impact of COVID-19 will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the probability of occurrence of second outbreak, the ultimate impact on financial markets and the global economy etc.  Accordingly, the Company is unable to provide a reasonable estimate of the related financial impact at this time.

These unaudited interim condensed consolidated financial statements were approved by management on June 15, 2020.